FILE NO. 70-

                               SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                          FORM U-1

                                   APPLICATION/DECLARATION
                                          UNDER
                           THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Northeast Utilities                                Holyoke Water Power Company
Western Massachusetts Electric Company             Canal Street
The Quinnehtuk Company                             Holyoke, MA 01040
174 Brush Hill Avenue
West Springfield, MA 01090-0010

The Connecticut Light and Power Company            Public Service Company
NU Enterprises, Inc.                                of New Hampshire
Northeast Generation Service Company               North Atlantic Energy
Northeast Generation Company                        Corporation
Select Energy, Inc.                                1000 Elm Street
Mode 1 Communications, Inc.                        Manchester, NH 03015
Northeast Nuclear Energy Company
The Rocky River Realty Company
Yankee Energy System, Inc.
107 Selden Street
Berlin, CT 06037

Yankee Energy Services Company                     HEC Inc.
148 Norton St.                                     24 Prime Parkway
Milldale CT  06467                                 Natick, MA  01760

Yankee Gas Services Company                       R.M. Services, Inc.
Yankee Energy Financial Services Company          639 Research Parkway
NorConn Properties, Inc.                          Meriden, CT  06467
599 Research Parkway
Meriden, Connecticut  06450

(Name of companies filing this statement and addresses of principal executive offices)


                            NORTHEAST UTILITIES
                     (Name of top registered holding company)

                            Cheryl W. Grise , Esq.
                   Senior Vice President, Secretary and General Counsel
                         Northeast Utilities Service Company
                                  P.O. Box 270
                             Hartford, CT 06141-0270
                       (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

Jeffrey C. Miller                         David R. McHale
Assistant General Counsel                 Vice President and Treasurer
Northeast Utilities                       Northeast Utilities
Service Company                           Service Company
P.O. Box 270                              P.O. Box 270
Hartford, CT 06141-0270                   Hartford, CT 06141-0270



                                       ITEM 1
                      DESCRIPTION OF PROPOSED TRANSACTIONS


Introduction


1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Public Service Company of New Hampshire ("PSNH"), Holyoke Water Power Company ("HWP"), Northeast Nuclear Energy Company ("NNECO"), North Atlantic Energy Corporation ("NAEC"), The Rocky River Realty Company ("RR") and The Quinnehtuk Company ("Quinnehtuk"), each of which is a wholly-owned subsidiary of NU, NU Enterprises, Inc. ("NUEI"), a wholly owned nonutility holding company subsidiary of NU and its wholly-owned subsidiaries Northeast Generation Company ("NGC"), Northeast Generation Service Company ("NGS"), Select Energy, Inc. ("Select"), Mode 1 Communications, Inc. ("Mode 1") and HEC Inc. ("HEC"), and Yankee Energy System, Inc. ("YES"), a wholly-owned public utility holding company subsidiary of NU and its wholly-owned subsidiaries Yankee Gas Services, Inc., ("Yankee Gas"), Yankee Financial Services, Inc. ("Yankee Financial"), Yankee Energy Services Company ("Yesco"), NorConn Properties, Inc. ("NorConn") and R.M. Services, Inc. ("RMS", and together with YES, Yankee Gas, Yankee Financial, Yesco and NorConn, the "Yankee Companies"), (each of the above companies being an "Applicant" and collectively referred to herein as the "Applicants") submit this application/declaration (the "Application") pursuant to Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43, 45 and 52 thereunder with respect to the extension, from the date of the order requested herein through June 30, 2003 (the "Authorization Period"), of certain authorizations granted by the Commission in prior Commission orders concerning (a) the issuance of notes or commercial paper by certain public utility subsidiaries of NU to evidence short-term borrowings, (b) the respective short-term borrowing limits of the public utility subsidiaries of NU and (c) participation by the Applicants in the NU System Money Pool as described herein.

2.  By order dated December 28, 1994 (HCAR No. 26207) and Supplemental
Orders dated November 20, 1996 (HCAR 26612), February 11, 1997 (HCAR 26665), March 25, 1997 (HCAR 26692), May 29, 1997 (HCAR 26721), January 16,1998 (HCAR
26816), May 13, 1999 (HCAR 27022) and November 17, 1999 (HCAR 27103,
collectively, the "8875 Orders"), (a) NU, CL&P, WMECO, PSNH, HWP, NNECO and NAEC are currently authorized to make unsecured short-term borrowings, subject to certain limits, through December 31, 2000 and (b) all of the Applicants, other than the Yankee Companies, are authorized to participate in the money pool for companies in the Northeast Utilities System (the "NU System Money Pool"), as more fully described in the application-declaration on Form U-1, as amended, in File No. 70-8875. On April 27, 2000, NU filed a post-effective amendment in this file seeking (i) authorization for the Yankee Companies to participate in the NU System Money Pool, (ii) authorization for YES and Yankee Gas to incur short-term debt and (iii) the elimination of short-term debt limits for the nonutility companies. An order (the "Yankee Order") is expected from the Commission shortly but had not been issued at the time of this filing. <FN1>

_______________
<FN1> On October 12, 1999, NU and Consolidated Edison, Inc. ("CEI") entered into an Agreement and Plan of Merger whereby the two companies agreed to merge and NU will become a wholly-owned subsidiary of CEI. An application/declaration on Form U-1 concerning the merger is pending before the Commission (see File No. 9613, as amended). In addition, NU and CEI filed an Application/Declaration on Form U-1 on June 30, 2000 concerning the financing activities of the combined companies subsequent to the closing of the merger (see File No. 9711). Among the authorizations requested in file 9711 are short-term debt authorizations and money pool authorization similar, insofar as they relate to the NU System, to the request being made in this file. This Application is being made in the event the merger with CEI does not occur prior to the expiration of the 8875 Orders. In the event the merger closes prior to December 31, 2000, this Application will be withdrawn. In the event the merger closes after December 31, 2000, the Order issued in this file will be superseded by the Order issued in File No. 9711 when and if issued.
___________

Short-term Borrowing

3. In this Application-Declaration, the Applicants seek an order of the Commission modifying and extending through the Authorization Period the authorization granted in the 8875 Orders for the short-term borrowing arrangements of NU, CL&P, WMECO, PSNH, HWP, NNECO and NAEC, and, assuming the Yankee Order is issued, YES and Yankee Gas (collectively the "Borrowers").
In order to consolidate all orders authorizing financing under one file, the Applicants propose that the Order of the Commission sought herein will supersede the 8875 Orders, including the Yankee Order, as of the date of such Order. The short-term borrowings for the Borrowers have taken and will take a variety of forms, including short-term notes issued to bank and non-bank lending institutions through formal and informal credit lines ("Short-term Notes"), commercial paper issuances ("Commercial Paper"), loans or open-account advances by NU to certain of its subsidiaries and use of the NU System Money Pool.

4. Short-term Notes. The following general terms will be applicable to the financing transactions requested to be authorized hereby. The effective cost of money on borrowings occurring pursuant to the authorization granted under this Application will not exceed 500 basis points over the base rate in effect from time to time of the bank or financial institution identified for such purpose with respect to the relevant financing or, if no such base rate is identified, the base rate in effect from time to time of a representative money center bank. The maturity of debt incurred will not exceed 364 days. Borrowings from banks and other financial institutions may be either unsecured or secured, which security may involve first mortgage bonds or other appropriate collateral. To the extent required, the provision of any collateral to secure debt incurred pursuant to this Application will be approved by applicable state regulatory commissions. Specific terms of any borrowings will be determined by the Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any new note or loan agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24.

5. Commercial Paper. NU, CL&P and WMECO, Yankee Gas and PSNH (each an "Issuer") request authority to sell Commercial Paper through the Authorization Period. Such Commercial Paper may be issued through The Depository Trust Company in the form of book entry notes in denominations of not less than $50,000, of varying maturities, with no maturity more than 270 days after the date of issue. The Commercial Paper will not be repayable prior to maturity. The Commercial Paper will be sold through a placement agent or agents in a co-managed commercial paper program pursuant to a placement agent agreement at either the discount rate per annum or the interest rate per annum prevailing at the date of issuance for commercial paper of comparable quality and of the particular maturity sold by public utility issuers thereof. No Commercial Paper will be issued unless the Issuer believes that the effective interest cost to the Issuer will be equal to or less than the effective interest rate at which the Issuer could issue Short-Term Notes in an amount at least equal to the principal amount of such Commercial Paper. The placement agent or agents will receive a commission for the sale of the Commercial Paper of not more than 1/8 of 1% per annum, on a discounted basis. The Issuers will publicly issue and sell commercial paper without registration under the Securities Exchange Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder.

6. Use of Proceeds. The proceeds from the short-term borrowings authorized by the Commission pursuant to this Application will be used for (i) general corporate purposes, including investments by and capital expenditures of NU and its subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators ("EWG"), Foreign Utility Companies ("FUCO"), Rule 58 Subsidiaries, and exempt telecommunications companies ("ETC"), (ii) the repayment, redemption, refunding or purchase by NU or any subsidiary of any of its own securities from non-affiliates pursuant to Rule 42, and (iii) financing working capital requirements of NU and its subsidiaries.

7. NU represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rules 53, 54 and 58. NU states that the aggregate amount of proceeds of financing approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to NU's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of NU's average "consolidated retained earnings" (also as defined in Rule 53), except as may already be authorized by the Commission in HCAR 27148 (March 7, 2000), without further Commission authorization. Further, NU represents that proceeds of financing utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule.

Money Pool

8. By the 8875 Orders, NU, CL&P, WMECO, PSNH, HWP, NNECO, NAEC, RR, Quinnehtuk, NUEI, NGC, NGS, Select, Mode 1 and HEC, and, assuming the Yankee Order is issued, YES, Yankee Gas, Yankee Financial, Yesco, NorConn and RMS (the "Pool Participants") were authorized to participate in the NU System Money Pool. In this Application-Declaration, the Applicants seek an Order of the Commission modifying and extending through the Authorization Period the authorization granted in the 8875 Orders and the Yankee Order for their money pool participation and, in order to consolidate all orders authorizing the NU System Money Pool under one file, the Applicants propose that the authorization for the current NU System Money Pool in the 8875 Orders, including the Yankee Order, be superseded by the Order of the Commission sought herein as of the date of such Order. The NU System Money Pool is administered on behalf of the Applicants by Northeast Utilities Service Company ("NUSCO") under the direction of an officer in the NUSCO Treasury Organization. The NU System Money Pool currently consists principally of
surplus funds received from Pool Participants, including NU.   In addition to
surplus funds, funds borrowed by NU through the issuance of short-term notes or other borrowings, or by the selling of commercial paper are a source of funds for making loans or open account advances to certain of its subsidiaries through the NU System Money Pool. The amounts to be borrowed by NU for the purpose of making open account advances or to be lent through the NU System Money Pool to the Pool Participants will be subject to the limits on the aggregate short term debt outstanding for which approval is sought in this filing.

9. NU System Money Pool transactions will be designed to match, on a daily basis, the available cash of the Pool Participants and the short-term borrowing requirements of certain Pool Participants (other than NU, YES, NGC and Mode 1 which will not participate as borrowers), thereby minimizing the need for short-term borrowings to be made by the Pool Participants from external sources. NU and YES, as public utility holding companies, Mode 1, as an ETC, and NGC, as NU's only EWG, will not be permitted to borrow through the NU System Money Pool. Those Pool Participants in the NU System Money Pool without access to external borrowing facilities will have priority as borrowers from the NU System Money Pool, and all Pool Participants, other than YES, Mode 1 and NGC, will be eligible to borrow through the NU System Money Pool from the proceeds of external borrowings by NU.

10. The funds available to the NU System Money Pool will be loaned on a short-term basis to those Pool Participants, other than NU, YES, Mode 1 and NGC, that have a need for short-term funds, subject to certain limitations described therein. If no such short-term needs match the amount of funds that are available for the period such funds are available, NUSCO will invest the funds directly, or indirectly through investment funds, as described below and allocate the earnings on any such investments among the Pool Participants providing such excess funds on a pro rata basis according to the amount of the funds provided:

(i)  interest-bearing accounts with banks;

(ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;

(iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;

(iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency;

(v)  moneymarket funds;

(vi)  bank certificates of deposit,

(vii)  Eurodollar funds; and

(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and, with respect to contributions of WMECO, approved by the Massachusetts Department of Telecommunications and Energy ("MDTE") pursuant to Massachusetts General Laws Chapter 164,
Section 17A and the regulations thereunder.

11. PSNH is currently prohibited, by order of the New Hampshire Public Utilities Commission (the "NHPUC"), from lending funds to the NU System Money Pool. PSNH has recently requested that the NHPUC remove such restriction.
In addition, PSNH and NAEC are not entitled to borrow through the NU System Money Pool funds that are attributable to contributions from WMECO unless and until the MDTE has issued an order authorizing WMECO to lend funds to PSNH or NAEC, as the case may be, through the NU System Money Pool.

12. The Applicants request that the Commission reserve jurisdiction over any PSNH contributions to the NU System Money Pool and any borrowings by PSNH and NAEC of NU System Money Pool funds attributable to contributions thereto by WMECO, until such time as the appropriate state commission has issued an
order authorizing such contributions or borrowings.   In the event that such
an order is received, the Applicants will file an amendment herein seeking the necessary Commission approval.

13.	All borrowings from and contributions to the NU System Money Pool, including the open account advances, will be documented and will be evidenced on the books of each Pool Participant that is borrowing from or contributing surplus funds to the NU System Money Pool. Any participant contributing funds to the NU System Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. Except for loans from the proceeds of external borrowings by NU, all loans will be payable on demand, may be prepaid by any borrowing Pool Participant at any time without premium or penalty and will bear interest for both the borrower and lender, payable monthly, equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. Loans from the proceeds of external borrowings by NU will bear interest at the same rate paid by NU on its borrowings, and no such loans may be prepaid unless NU is made whole for any additional costs that may be incurred because of such prepayment. NU will be fully reimbursed for all costs that it incurs in relation to loans made to the Pool Participants. See Exhibit A, Proposed Terms of NU System Money Pool.

Proposed Limits on Short-Term Debt

14. NU, CL&P, WMECO, PSNH, HWP, NNECO, NAEC, YES and Yankee Gas also seek an extension of the authorization granted by the Commission in the 8875 Orders and, assuming the Yankee Order issues, in the Yankee Order, of their short-term borrowing limits, as set forth below, through the Authorization Period. The aggregate amount of short-term debt requiring Commission approval that will be outstanding at any one time, whether evidenced by short-term notes issued to lending institutions or by commercial paper or through borrowings from the NU System Money Pool pursuant to the authority requested in this Application are as follows:

Company          Aggregate Limits

NU               $400 Million
CL&P             $375 Million
WMECO            $250 Million
PSNH             $225 Million
HWP              $  5 Million
NAEC            $ 260 Million
NNECO           $  75 Million
YES             $  50 Million
Yankee Gas       $100 Million

15. The aggregate amount of unsecured short-term debt that can be incurred by CL&P and WMECO is further restricted by the provisions in their respective charters concerning their respective preferred stocks. CL&P and WMECO each have authorization from the holders of their respective preferred stocks (through March 31, 2004 in the case of CL&P and through February 10, 2004 in the case of WMECO) to issue securities representing unsecured indebtedness up to a maximum of 20% of their respective capitalizations. Based on their respective capitalizations as of June 30, 2000, CL&P is limited to an additional $230 million of unsecured indebtedness through short-term debt and WMECO is limited to approximately $ 94 million. In addition, the aggregate amount of short-term debt that can be incurred by PSNH and NAEC is further restricted by New Hampshire Statute and Regulations to an amount equal to 10% of each company's respective net fixed plant without further New Hampshire Public Utilities Commission (the "NHPUC") approval. Based on PSNH's net fixed plant as of June 30, 2000, PSNH is limited to approximately $68.6 million of indebtedness through short-term debt. Based on NAEC's net fixed plant as of June 30, 2000, NAEC is limited to approximately $53.3 million of indebtedness through short-term debt. As a consequence of their respective short-term limitations, therefore, CL&P, WMECO, PSNH and NAEC would not now be able to have unsecured short-term debt outstanding up to their respective maximum limit for which authorization is requested in this Application. However, to the extent their respective restrictive provisions may eventually permit (or to the extent CL&P, WMECO, PSNH or NAEC wish to issue short-term debt which is secured and therefore not subject to the above restrictions), CL&P, WMECO, PSNH and NAEC wish to have the flexibility to borrow up to their respective requested maximums during the period for which short-term borrowing authorization is sought in this Application. Additionally, NAEC has filed a petition at the NHPUC seeking a short-term debt limit of $260 million to accommodate a $200 million 364-day term loan and $60 million for working capital purposes. This debt issued under NHPUC authorization will be exempt from Commission authorization under Rule 52(a). PSNH currently has no such order and is not applying to the NHPUC for one.

16. Subject to the applicable maximum limits, the Applicants intend to renew and extend current short-term borrowings as they mature, to refund such short-term borrowings with other similar short-term borrowings, to repay such short-term borrowings or to increase the amount of their short-term borrowings from time to time.

17. Assuming that the Yankee Order issues, the Applicants request that there continue to be no limits placed on the NU System Money Pool borrowings of RR, Quinnehtuk, HEC, NUEI, Select, NGS, Yankee Financial, Yesco, RMS and NorConn, each a nonutility company, as authorized by the Commission in such order.

                            ITEM 2
                FEES, COMMISSIONS AND EXPENSES

18. The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:


Northeast Utilities Service Company
(Legal, Financial, Accounting and
Other Services)    Not in excess of $10,000

                         ITEM 3
             APPLICABLE STATUTORY PROVISIONS

19. The Applicants believe that Sections 6, 7, 9(a), 10 and 12 of the Act and Rules 43, 45 and 52 thereunder are applicable to the transactions contemplated by this Application.

20. Within 45 days after the end of each calendar quarter, the Applicants will file certificates of partial consummation describing their borrowings through the NU System Money Pool and the issue and sale of short-term notes and commercial paper during that quarter pursuant to the authority requested herein. Such certificates will show the names of the borrowers, the dates and amounts of all new borrowings, the names of the lenders, the maximum amount of notes outstanding to lending institutions and the NU System Money Pool and the total amount of notes outstanding to lending institutions and the NU System Money Pool at the end of the quarter.

                       ITEM 4
               REGULATORY APPROVALS

21. The approval of the MDTE is required pursuant to C.164, Section 17A of the Massachusetts General Laws for the participation of WMECO in the NU System Money Pool. The MDTE granted such approval on October 29, 1986. As explained above, the approval of the MDTE will be required under Massachusetts General Laws C.164, Section 17A before PSNH or NAEC can borrow NU System Money Pool funds attributable to contributions by WMECO. WMECO has not yet requested that authorization. Until that authorization is granted, PSNH and NAEC may not borrow through the NU System Money Pool from funds attributable to WMECO

22. PSNH is currently prohibited by the NHPUC from contributing funds to the NU System Money Pool. The NHPUC approved NAEC's participation in the NU System Money Pool in an order dated March 19, 1992. In addition, neither PSNH nor NAEC may issue short-term debt in excess of 10% of each company's respective net utility plant without NHPUC Commission and NAEC has recently requested NHPUC approval for a $260 short-term debt limit. PSNH does not have, and is not currently requesting, such an order.

23. To the extent CL&P issues secured debt, the granting of such security will be subject to an order from the DPUC.

                               ITEM 5
                              PROCEDURE

24. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit h.1. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than [November 1], 2000. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and
(iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

25. Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

26. NU currently meets all of the conditions of Rule 53(a),except for clause
(1). At June 30, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 76.3% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000 ($615.3 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000. NU continues to assert that its EWG investment in NGC will not adversely affect the System.

27. In addition, NU and its subsidiaries are in compliance with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

                ITEM 6
       EXHIBITS AND FINANCIAL STATEMENTS


28. The following additional exhibits and financial statements are filed herewith:

(a)       Exhibits

A Proposed Terms of the NU Money Pool (Revised
September 2000)

F  Opinion of Counsel*

G  Financial Data Schedule*

H  Form of Notice*

(b)  Financial Statements*

* To be filed by Amendment



                   ITEM 7
       INFORMATION AS TO ENVIRONMENTAL EFFECTS

28. None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                      SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Northeast Utilities
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
Holyoke Water Power Company
Northeast Nuclear Energy Company
North Atlantic Energy Corporation
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Select Energy, Inc.
Mode 1 Communications, Inc.
HEC Inc.
Yankee Energy System, Inc.
Yankee Gas Services, Inc.
Yankee Financial Services, Inc.
Yankee Energy Services Company
NorConn Properties, Inc.
R.M. Services, Inc.


By: /s/ David R. McHale - Vice President and Treasurer
Northeast Utilities Service Company as Agent for
all of the above named companies